# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tharimmune, Inc., CIK 0001861657
CUSIP: 432705200
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 34 Shrewsbury Avenue, Red Bank, New Jersey (NJ), 07701
Date of event which requires filing of this statement: 12/04/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001893130

## Reporting persons
- GSB Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 166,587; shared voting power 0; sole dispositive power 166,587; shared dispositive power 0; aggregate amount beneficially owned 166,587 (6.3% of the class)
- David Howard Clarke: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 201,587; shared voting power 47,596; sole dispositive power 201,587; shared dispositive power 47,596; aggregate amount beneficially owned 249,183 (9.4% of the class)
  Comment: Row 9 includes (1) 35,000 shares of common stock owned by Mr. Clarke; (2) 166,587 shares of common stock owned by GSB Holdings, Inc.; and (3) 47,596 shares of common stock owned by Bounty Hunter LLC, an entity managed by the reporting person's spouse. The reporting person disclaims beneficial ownership of the shares owned by the reporting person's spouse and the reporting thereof shall not constitute an admission that the reporting person is a beneficial owner of such shares.
- Bounty Hunter LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 47,596; shared voting power 0; sole dispositive power 47,596; shared dispositive power 0; aggregate amount beneficially owned 47,596 (1.8% of the class)

## Item 1. Issuer
Name of issuer: Tharimmune, Inc.
Address of issuer's principal executive offices: 34 Shrewsbury Avenue, Red Bank, NJ, 07701

## Item 2. Person Filing
Name of person filing: This Statement on Schedule 13G (this "Statement") is filed by GSB Holdings Inc., David Howard Clarke, and Bounty Hunter LLC (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 14179 Laurel Trail, Wellington, Florida 33414.
Citizenship:
GSB Holdings, Inc. is a Delaware corporation.

David Howard Clarke is a United States citizen.

Bounty Hunter LLC is a Florida limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
GSB Holdings, Inc. beneficially owns 166,587 shares of the Issuer's Common Stock.

Mr. Clarke beneficially owns 249,183 shares of the Issuer's common stock, which consists of: (i) 35,000 shares owned by Mr. Clarke; (ii) 166,587 shares owned by GSB Holdings, Inc. and (ii) 47,596 shares owned by Bounty Hunter LLC. Mr. Clarke is the President and CEO of GSB Holdings, Inc. The sole manager of Bounty Hunter LLC is Mr. Clarke's spouse.

Bounty Hunter LLC beneficially owns 47,596 shares of the Issuer's Common Stock.
Percent of class:
GSB Holdings, Inc.: 6.3%;

David Howard Clarke: 9.4%;

Bounty Hunter LLC: 1.8%.

The percentages used herein are based on 2,660,727 shares of Common Stock outstanding, as set forth in the Issuer's Quarterly Report filed with the Securities and Exchange Commission on May 12, 2025.
Sole power to vote or to direct the vote:
GSB Holdings, Inc.: 166,587 shares;

David Howard Clarke: 201,587 shares;

Bounty Hunter LLC: 0 shares
Shared power to vote or to direct the vote:
GSB Holdings, Inc.: 0 shares;

David Howard Clarke: 0 shares;

Bounty Hunter LLC: 47,596 shares.
Sole power to dispose or to direct the disposition:
GSB Holdings, Inc.: 166,587 shares;

David Howard Clarke: 201,587 shares;

Bounty Hunter LLC: 0 shares
Shared power to dispose or to direct the disposition:
GSB Holdings, Inc.: 0 shares;

David Howard Clarke: 0 shares;

Bounty Hunter LLC: 47,596 shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- GSB Holdings, Inc.: /s/ David Howard Clarke, Chief Executive Officer (05/23/2025)
- David Howard Clarke: /s/ David Howard Clarke, David Howard Clarke (05/23/2025)
- Bounty Hunter LLC: /s/ Leslie Moore Clarke, Manager (05/23/2025)